Exhibit 99.1

GlycoMimetics Announces National Cancer Institute Phase 2/3 Study of Uproleselan Did Not Meet Primary Endpoint

ROCKVILLE, Md.--(BUSINESS WIRE)— October 29, 2024-- GlycoMimetics, Inc. (Nasdaq: GLYC), a late clinical-stage biotechnology company discovering and developing glycobiology-based therapies for cancers and inflammatory diseases, today announced the Phase 2 analysis of the adaptive Phase 2/3 study of uproleselan being conducted by the National Cancer Institute (NCI) and the Alliance for Clinical Trials in Oncology in adults with newly diagnosed acute myeloid leukemia (AML) who are 60 years or older and fit for intensive chemotherapy. This study did not show a statistically significant improvement in event free survival (EFS) for patients receiving uproleselan in combination with 7+3 chemotherapy versus chemotherapy alone.

GlycoMimetics is coordinating with the Alliance for transfer of full trial data for additional analysis, including subgroup analysis to evaluate if there are efficacy signals in any patient population that may merit further study in future clinical trials. Top-line results from NCI/Alliance trial are expected to be presented by the NCI at a future medical conference.

About GlycoMimetics, Inc.

GlycoMimetics is a late clinical-stage biotechnology company discovering and developing glycobiology-based therapies for cancers, including AML, and for inflammatory diseases. The company’s scientific approach is based on an understanding of the role that carbohydrates play in cell recognition. Its specialized chemistry platform can be used to discover small molecule drugs, known as glycomimetics, that alter carbohydrate-mediated recognition in diverse disease states, including cancers and inflammation. The company’s goal is to develop transformative therapies for diseases with high unmet medical need. GlycoMimetics is headquartered in Rockville, MD in the BioHealth Capital Region. Learn more at www.glycomimetics.com.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the conduct of, and timing for analysis and presentation of data from, clinical trials; and potential development and regulatory activities. Actual results may differ materially from those described in these forward-looking statements. For a further description of the risks associated with these statements, as well as other risks facing GlycoMimetics, please see the risk factors described in the company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC) on March 27, 2024, the company’s Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2024 and August 8, 2024, and other filings GlycoMimetics makes with the SEC from time to time. Forward-looking statements speak only as of the date of this release, and GlycoMimetics undertakes no obligation to update or revise these statements, except as may be required by law.

Investor Contact:
Argot Partners
Leo Vartorella
212-600-1902
Glycomimetics@argotpartners.com